Exhibit 99.1

Hepsiburada Announces

Changes to its Board Committees’ Composition

ISTANBUL, October 6, 2023 -- D-MARKET Electronic Services & Trading (d/b/a “Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform (referred to herein as “Hepsiburada” or the “Company”), today announced the Board of Directors’ decision to make certain changes to the composition of its Audit Committee and Corporate Governance Committee.

The Board of Directors (recently appointed by the General Assembly of Shareholders of the Company on August 25, 2023) has decided to compose its Audit Committee, Risk Committee and Corporate Governance Committee with the participation of the following members, effective immediately:

•	Audit Committee: Mr. Tayfun Bayazıt, Mr. Ahmet F. Ashaboğlu and Mr. Stefan Gross-Selbeck.
•	Risk Committee: Mr. Ahmet F. Ashaboğlu, Mr. Tayfun Bayazıt and Mr. Tolga Babalı.
•	Corporate Governance Committee: Mr. Ahmet F. Ashaboğlu, Mr. Tayfun Bayazıt and Mr. Tolga Babalı.

Each committee will subsequently appoint a committee chairperson.

The Board of Directors has determined that Messrs. Bayazıt, Ashaboğlu and Gross-Selbeck are independent directors, and, as a result, all of the members of the Audit Committee, are independent directors who satisfy the “independence” requirements set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Nasdaq’s listing rules. The new members of our Audit Committee meet the requirements for financial literacy under the Exchange Act and Nasdaq’s listing rules. Moreover, the Board of Directors has determined that each of Messrs. Bayazıt, Ashaboğlu and Gross-Selbeck is an audit committee financial expert as defined under the applicable rules of the U.S. Securities and Exchange Commission and has the requisite financial sophistication as defined under the applicable rules and regulations of Nasdaq.

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, connecting over 59 million members with approximately 195 million stock keeping units across over 30 product categories. Hepsiburada provides goods and services through its hybrid model combining first-party direct sales (1P model) and a third-party marketplace (3P model) with 101,300 merchants.

With its vision of leading the digitalization of commerce, Hepsiburada acts as a reliable, innovative and purpose-led companion in consumers’ daily lives. Hepsiburada’s e-commerce platform provides a broad ecosystem of capabilities for merchants and consumers including: last-mile delivery and fulfilment services, advertising services, on-demand grocery delivery services, and payment solutions offered through Hepsipay, Hepsiburada’s payment companion and BNPL solutions provider. HepsiGlobal offers a selection from international merchants through its inbound arm while outbound operations aim to enable merchants in Türkiye to make cross-border sales.

Since its founding in 2000, Hepsiburada has been purpose-led, leveraging its digital capabilities to develop the role of women in the Turkish economy. Hepsiburada started the ‘Technology Empowerment for Women Entrepreneurs’ programme in 2017, which has supported over 45.4 thousand female entrepreneurs throughout Türkiye to reach millions of customers with their products.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com